EXHIBIT 9(a)

                           FJS PROPERTIES FUND I, L.P.
                               264 ROUTE 537 EAST
                              COLTS NECK, NJ 07722
                                  (908)542-9209

                                                                December 1, 1997



                      Re:    FJS Properties Fund I, L.P. - Tender Offer

Dear Limited Partner:

           We are aware that you have, or shortly will receive a tender offer for your Units of Limited Partnership Interests in FJS Properties Fund I, L.P. As the company affected by such offer, we are required by Securities and Exchange Commission rules and regulations to review this offer and to provide you with our recommendation as to your acceptance or rejection of such offer.

           We recommend that you reject this offer because this offer is substantially less than our estimate of the actual value of your Limited Partnership Units. Our basis for this recommendation is as follows:

           A current liquidation of the Partnership, and a distribution of all assets to the partners as provided in the partnership agreement would in all likelihood provide for a distribution of $151 per Unit.

           To value the Pavilion Apartments two factors were considered. In February, 1994, an appraisal of the Project was prepared in connection with the refinance of the first mortgage. This appraisal was prepared for Long Beach Bank by Michael R. Slade, MAI, SRA, CRE of Callaway & Price, Inc. While we recognize this appraisal was prepared for financing purposes and not for an actual sale, we feel it provides a valid approximation of the value of the project free and clear of any financing. The value stated in the appraisal is $7,500,000, or approximately $2,690,000 in excess of the current balance of the first mortgage. Secondly, subsequent to our receipt of the tender offer, we have discussed a potential sale of the Pavilion Apartments, and have received a written offer for the purchase of the project. This provides for a purchase price of $2,000,000 cash in excess of the existing first mortgage. While the Partnership has not committed to sell the project at this time, and such a sale would require the consent of the mortgage holder, we believe that this purchaser has both the intent and capability to acquire the property at that price.

           We have therefore conservatively estimated the current value of the Pavilion Apartments at $2,000,000 in excess of the first mortgage. This plus the approximately $550,000 of liquid assets reflected in the Partnership's 10Q for the quarter ending September 30, 1997, yields an aggregate of $2,550,000, or approximately $151 per Unit, which would be available for distribution.

           This $151 conservative valuation significantly exceeds the $75 per Unit which has been offered.

           We would also point out that during the first three quarters of 1997 the Partnership has distributed $5.53 per Unit of cash flow. Annualized this equates to a cash distribution of $7.37 per Unit, which on a $75 investment (the amount being offered) is a 9.8% cash on cash return. Thus a Limited Partner who elects not to sell his units for $75 per Unit would be receiving, based on an annualization of the first three quarters of 1997, amounts equal to a 9.8% return on $75, while still retaining the ability to share in a larger liquidating distribution when the Pavilion Apartments are sold.

           Based on the above, your Partnership recommends that you reject the tender offer for your limited partnership Units as insufficient consideration for their worth.

           Should you have any questions regarding this matter please feel free to call me at (908)542-9209.



                                       Very truly yours,
                                       FJS Properties Fund I, L.P.
                                       by: FJS Properties, Inc., General Partner


                                            By:_______________________________
                                                   Andrew C. Alson, President

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